mobistar

02 FEB 25 AM 8:32

12g3-2(b) File N° 82-4965

Securities and Exchange Commission
Division of Corporation Finance
Attn. : Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549
UNITED STATES OF AMERICA

02015352

23 January 2002

SUPPL

Ladies and Gentlemen:

Re : Mobistar N.V./S.A. 12g3-2(b) File N°82-4965

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be «filed » with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and document will constitute and admitting for any purpose that the Company is subject to in the Exchange Act.

Yours sincerely,

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosure

cc : Corey Chivers
Weil, Gotshal & Manges

mobistar

12g3-2(b) File N° 82-4965

Press release
22/1/2002

Mobistar further strengthens its market share again and exceeds all expectations in terms of profit

Brussels, the 22nd of January 2002 – **In 2001, mobile telephony pursued its growth curve, bringing the number of SIM cards in circulation to 7,690,000, or an increase of 36.5%. In this context, Mobistar has enjoyed an excellent year: with a growth of 41.5%, clearly higher than the market average, on 31st December 2001, Mobistar boasted a total of 2,547,000 customers. Furthermore, for three consecutive quarters, Mobistar has been the Belgian operator to attract the largest number of new customers. In doing so, Mobistar strengthens its market share to more than 33%.**

At the end of December 2001, Mobistar had a total of 2,547,000 customers, which translates as a quarterly growth of over 6%. On 31st December, the percentage of active customers remained stable at 87%. The success of the Tempo pre-paid card was confirmed in 2001: at the end of the year, the Tempo customers represented 70% of Mobistar's active customer base.

The ARPU (Average Revenue Per User) stood at 30.9 euro per month and per active customer in 2001. This trend is more positive than that initially forecasted by Mobistar. Though slightly down on the previous year, this can be explained in particular by the higher proportion of Tempo customers, whose average consumption is lower.
The use of SMS has also witnessed astonishing growth. Whereas the average daily number of SMS sent by the Mobistar customers in December 2000 was a little over a million, this average exceeded two million in December 2001, the record being broken on 1st January 2002 with over 4 million SMS sent in four hours!

2001 was an important year for Mobistar in more than one way. The launch of the Flexo tariff plan in June and of Tempo Afterschool in September, highlighted, once again, Mobistar's role as an innovator, not forgetting, of course, the GPRS: on 1st May, with the launch of Pocket Office and Office Access, Mobistar was one of the first European operators, and the first in Belgium, to bring GPRS applications onto the market.

The year 2001 also saw the repositioning of Mobistar's communication and brand: with the "Jump" concept launched in Spring 2001, Mobistar has been able to reach unprecedented levels of brand and image awareness.
Mobistar, quoted on the Brussels Stock Exchange, has recently joined the "Next Economy" section of Euronext.

Mobistar N.V. S.A. - Kolonel Bourgstraat 149 Rue Colonel Bourg - Brussel B-1140 Bruxelles